Exhibit 4.13

SHAREHOLDERS AGREEMENT

Made and entered into on the 28th day of February, 2011

By and between

1.
THE PHOENIX PENSION AND PROVIDENT FUND LTD.
ON BEHALF OF AND IN THE NAME OF THE PHOENIX COMPREHENSIVE PENSION
a company organized under the laws of the State of Israel
C.N. 51- 1751513
(“Phoenix Pension”); and

2.	THE PHOENIX INSURANCE COMPANY LTD.,
a company organized under the laws of the State of Israel, C.N. 52-0023185
(“Phoenix Insurance”)

(Phoenix Pension and Phoenix Insurance, collectively “The Phoenix”)

of the first part;
and

3.	OPTIBASE LTD.,
a company organized under the laws of the State of Israel,
C.N. 52-0037078  (“Optibase”)

of the second part;

Each of Phoenix Pension, Phoenix Insurance and Optibase shall be referred to hereinafter as an “Initial Shareholder”. The Initial Shareholders and any person or entity who becomes a shareholder of OPCTN S.A., a private limited liability company registered Great Duchy of Luxembourg (the “Company”)  in the future is referred to herein as a "Shareholder".

The Initial Shareholders or the Shareholders, as applicable are together referred to as the “Parties”.

WHEREAS
the Initial Shareholders, as of the date hereof, are the record holders of the entire issued and outstanding share capital of the Company in accordance with the proportions specified in Section 2.2 below; and

WHEREAS
the Company wishes to acquire the entire issued and paid up share capital of Eldista GmbH, a private limited liability company registered in Switzerland (the “Subsidiary”), which is the sole owner of a real estate asset known as Centres des Technologies Nouvelles (CTN) situated at Plan-les-Ouates, Geneva (the “Real Estate”); and

WHEREAS	the Initial Shareholders wish to set forth the relations between themselves;

NOW, THEREFORE, the Parties hereby declare, covenant and agree as follows:

1.	General

1.1.	Preamble. The Preamble to this Agreement forms an integral part hereof.

1.2.	Recitals. The recitals to this Agreement are an integral part hereof.

1.3.	Section headings. The section headings are for convenience and in no way alter, modify, amend, limit, or restrict any contractual obligations hereunder.

2.	Company Share Capital

2.1.	Registered Capital

The registered share capital of the Company, as of the date hereof, is CHF 50,000  divided into 50,000 Shares with par nominal value of CHF 1 each (“Shares”).

2.2.	Issued and Paid Up Capital

As of the date hereof, the issued and paid up share capital of the Company is held as follows:

Optibase – fifty one (51%) percent of the issued and paid up share capital of Company consisting of 25,500 Shares.

The Phoenix – forty nine (49%) percent of the issued and paid up share capital of Company equal to 24,500 Shares as follows:

Phoenix Pension - fourteen percent (14%) of the issued and paid up share capital of Company consisting of 7,000 Shares.

Phoenix Insurance - thirty five percent (35%) of the issued and paid up share capital of Company consisting of 17,500 Shares.

2.3.	The ownership or entitlement to ownership of Shares by the Shareholders is referred to herein as the “Shareholdings”.

3.	Shareholders Meetings

3.1.	Meetings. Subject to applicable law, the Shareholders of the Company shall have a meeting (a “Shareholders Meeting”) at least once a year.

3.2.	Special Meetings. Special Shareholders Meetings shall be convened upon:

(a)	a majority vote of the Board requesting such meeting; or

(b)	a request by Shareholders holding at least ten percent (10%) of the outstanding Shares; or

(c)	a request by a person or persons empowered by law to convene a Shareholders Meeting.

Each of the parties referred to in this Section 3.2 above shall include in their request to convene the Shareholders Meeting a detailed list of matters they wish to be discussed and the votes to be taken – at the Shareholders Meeting.

3.3.
Quorum. Subject to notice requirements set out below, the requisite quorum for convening a Shareholders Meeting (in this section 3.3 "Quorum") shall be the presence, in person or by proxy, of more than fifty percent (50%) of the outstanding Shares.  Without derogating from the foregoing, the presence, in person or by proxy of either of Optibase and Phoenix Insurance shall also be required to constitute a Quorum if, as applicable, either of The Phoenix and Optibase holds at least twenty percent (20%) of the outstanding Shares and together Optibase and The Phoenix hold at least fifty percent (50%) of the outstanding Shares. If either Optibase or The Phoenix holds fewer than twenty percent (20%) of the outstanding Shares but together Optibase and The Phoenix hold at least fifty percent (50%) of the outstanding Shares, then only the presence of that party holding at least twenty percent (20%) of the outstanding Shares shall be required.

If a Quorum is not present at the originally scheduled meeting, then the Shareholders Meeting shall be reconvened seven (7) days following the originally scheduled date at the same address and venue. Unless otherwise expressly confirmed by Phoenix Insurance, upon convening of the Shareholders Meeting, Phoenix Pension's holdings shall not be counted towards the minimum shareholdings required to constitute a Quorum or to attain the minimum 50% holdings together with Optibase as stipulated above.

3.4.	Venue. The venue of the shareholding meetings shall be 6, rue Jean Bertholet, L-1233 Luxembourg, Luxembourg, or any other location in Europe as decided by the Board.

3.5.
Notice. Shareholders Meeting notices shall be sent by the Board forthwith following the request of any of the parties listed in Section 3.2 above, to all registered shareholders at least twenty-one (21) days prior to the date of the Shareholders Meeting by mail, facsimile or e-mail. A Shareholders Meeting notice shall include the date, time and place of the Shareholders Meeting as well as an outline of the matters to be discussed and the resolutions to be decided.

3.6.
Voting Rights.  Subject to Section 5 below, all decisions at the Shareholders Meetings shall be decided by a simple majority of the issued and paid up Shares present (whether in person or by proxy) at the Shareholders Meeting, without taking into account the votes of abstainees.  Each Share shall have one (1) vote. Notwithstanding the foregoing, regardless of the number of shares that The Phoenix may own, Phoenix Insurance shall not be permitted to vote more than forty nine percent (49%) of the outstanding Shares at a Shareholders Meeting (the “Phoenix Control Limitation”).  The Phoenix Control Limitation shall remain in effect until such time that the Phoenix delivers written notice to the Company that the Phoenix Control Limitation is terminated.

3.7.
Minutes. Minutes of the Shareholders Meeting shall be recorded in the English language, and any other language required by law and copies of such minutes shall be maintained at the offices of the Company.

3.8.
Meetings. The Shareholders may participate in Shareholder Meetings in person or by telephone or video conference, provided that each Shareholder participating in such meeting can hear all of the other Shareholders participating in such meeting.

3.9.
Resolutions by Unanimous Written Consent. To the extent permitted by applicable law, the Shareholders shall be permitted to pass resolutions by the unanimous written consent of all Shareholders without necessity of convening a Shareholders Meeting. For as long as the Initial Shareholders and their Permitted Transferees (herein defined) hold more than fifty percent (50%) of the Shares, any other Shareholder holding less than ten percent (10%) of the Shares shall be obligated to sign any written resolution proposed by the Initial Shareholders or his signature shall not be required if permitted by law.

4.	Board of Directors of the Company

4.1.
Powers. Subject to matters expressly reserved to the Shareholders Meetings under applicable law and/or hereunder, the business and affairs of the Company (including the nomination and compensation of the Company's general manager and the approval of the budget) shall be managed by the board of directors of the Company (the "Board").

4.2.	Composition of the Board.

4.2.1.	A Shareholder shall be entitled to appoint one (1) director to the Board for each twenty percent (20%) of the Shares held by such Shareholder.

4.2.2.
Notwithstanding Section 4.2.1, for as long as The Phoenix at its Permitted Transferees together own less than fifty percent (50%) of the Shareholdings, The Phoenix Insurance shall not be entitled to appoint more than one (1) director and one (1) observer to the Board.  In the event that The Phoenix owns fifty percent (50%) or more of the Shareholdings, then The Phoenix shall only be permitted to appoint more than one (1) director and one (1) observer to the Board if the Phoenix Control Limitation has been terminated.

4.2.3.	Any Shareholder which has the right to appoint a director shall also have the right at any time to notify the Company by written notice if it wishes to remove and replace the director appointed.

4.2.4.
The initial Board shall be composed of three (3) directors, two (2) of whom shall be appointed by Optibase and one (1) of whom shall be appointed by Phoenix Insurance.  Phoenix Insurance shall also be entitled at any time to appoint one (1) observer to the Board.

4.3.
Quorum.  A quorum for a meeting of the Board (in this section 4.3 "Quorum") shall require the presence of directors representing more than fifty percent (50%) of the outstanding Shares of the Company.  Without derogating from the foregoing, the presence of at least one director appointed by Optibase and one director appointed by Phoenix Insurance shall also be required to constitute a Quorum so long as the respective party holds at least twenty percent (20%) of the outstanding Shares and together Optibase and The Phoenix hold at least fifty percent (50%) of the outstanding Shares. If either Optibase or The Phoenix holds fewer than twenty percent (20%) of the outstanding Shares but Optibase and The Phoenix together hold at least fifty percent (50%) of the outstanding Shares, then only the presence of the director appointed by the party holding at least twenty percent (20%) of the outstanding Shares shall be required.

4.4.
Voting Rights.  Subject to Section 4.5 (Special Votes) and 5 Major Decisions) below, all decisions at the Board shall be decided by a simple majority of directors present (whether in person or by proxy) at the Board, without taking into account the votes of abstainees. Each director shall have one (1) vote and an observer shall not be permitted to vote at a Board meeting.

4.5.
Special Votes of the Board. The following decisions shall require the affirmative consent of the directors appointed by Optibase and Phoenix Insurance: (i) opening of bank accounts and (ii) engaging special advisors to the Company (including, accounting firm, lawyers) ("Special Votes").

4.6.
Meetings. The Board shall meet at least once every calendar quarter. The directors may participate in Board meetings in person or by telephone or video conference, provided that each director participating in such meeting can hear all of the other directors participating in such meeting.  Decisions of the Board may also be resolved by written consent provided all of the directors then serving shall have signed such written consent.

4.7.	Venue. The venue of the Board meetings shall be in Luxemburg, or any other location in Europe as shall be decided upon by the Board.

4.8.
Minutes. Minutes of the Board meetings shall be recorded in the English language, and in any other language required by law and copies of such minutes shall be maintained at the offices of the Company.

5.	Major Decisions

5.1.
Notwithstanding anything to the contrary in this Agreement, the decisions listed in Section 5.3 below (the “Major Decisions”) whether made by the Company with respect to itself or made by the Company in its capacity as a shareholder of the Subsidiary, shall require:

5.1.1.	First, the approval of the Board (with the presence of a Quorum as required in Section 4 above); and if approved by the Board.

5.1.2.
Second, the approval of the Shareholders Meeting (with the presence of a Quorum as required by Section 3 above) provided that the affirmative vote or written consents of both Optibase and The Phoenix shall be required if each party holds at least twenty percent (20%) of the outstanding Shares and Optibase and The Phoenix together hold at least fifty percent (50%) of the outstanding Shares.  If either Optibase or The Phoenix holds fewer than twenty percent (20%) of the outstanding Shares but Optibase and The Phoenix together hold at least fifty percent (50%) of the outstanding Shares, then only the vote of that party holding at least twenty percent (20%) of the outstanding Shares shall be required

5.2.	Major Decisions:

5.2.1.	amending the Company’s or the Subsidiary's Articles of Association or other governing or charter documents;

5.2.2.
extending, transferring and/or otherwise changing the Company’s business activities and/or the Subsidiary’s business activities in a manner that materially effects the financial status of the Company and/or the Subsidiary’s, including by means of transfer of a material part of their assets;

5.2.3.	refinancing of the Subsidiary’s loans with a third party or obtaining financing from a third party for the Company or the Subsidiary;

5.2.4.
entering into agreements and/or introducing amendments into agreements between the Company or the Subsidiary and any Related Party relating to the management of the Real Estate, or relating to any other purpose. For the purposes of this Section 5.3, "Related Party" shall mean: any entity which (i) is an entity (i.e. including "person") which controls, or is controlled by or under common control with one of the Parties and “control” shall mean holding at least ten percent (10%) of all issued share capital and voting rights and rights to nominate ten  percent  10%) of the directors; or (ii) has business dealings with one of the Initial Shareholders or any of their Related Parties;

5.2.5.
causing the Subsidiary to renew, extend, or enter into a lease agreement (i) which relates to twenty-five percent (25%) or more of the leasable area of the Real Estate or (ii) which accounts for twenty-five percent (25%) or more of the lease fees generated from the Real Estate;

5.2.6.	investing funds exceeding the annual budget by CHF 1,000,000 in any given year or CHF 2,500,000 in the aggregate.

5.3.	Termination of Consultancy Agreement and Transactions with Related Parties.

5.3.1
If The Phoenix holds at least twenty percent (20%) of the Shares, The Phoenix Insurance may elect to have the Company or the Subsidiary terminate any agreement with a Related Party of Optibase (including, without limitation, the Consultancy Agreement between the Subsidiary and Swiss Pro Capital - for as long as Swiss Pro Capital is a Related Party) (an "Optibase Related Party Agreement") by delivering notice to the other Initial Shareholder and to the Company.  Upon receipt of such notice, the Company shall terminate or shall cause the Subsidiary to terminate (as may be the case) such agreement.

5.3.2.
If Optibase holds at least twenty percent (20%) of the Shares, Optibase may elect to have the Company or the Subsidiary terminate any agreement with a Related Party of The Phoenix (a "Phoenix Related Party Agreement") by delivering notice to The Phoenix and to the Company. Upon receipt of such notice, the other Initial Shareholder, the Company shall terminate or shall cause the Subsidiary to terminate (as may be the case) such agreement.

5.3.3.	The other Initial Shareholder in sections 5.3.1 and 5.3.2 above shall be referred to in section 5.3.4 below as the "Interested Party".

5.3.4.
For the avoidance of doubt and notwithstanding any provisions to the contrary hereunder, the Parties confirm that if Phoenix Insurance requests to terminate an Optibase Related Party Agreement pursuant to Section 5.3.1 above or Optibase requests to terminate a Phoenix Related Party Agreement pursuant to Section 5.3.2 above, such termination shall not require the approval of the Board of the Company or the Board of the Subsidiary, or the resolution of the Shareholder's Meeting.  However if applicable law provides that the termination of such agreements requires the approval of the Board or the Shareholders Meeting, the Parties agree that the directors nominated by the Interested Party shall not participate in such Board resolutions and further, that the Interested Party shall not participate in the Shareholders' Meeting with regard to the termination of the respective Related Party agreement,  and accordingly the directors nominated by the Interested Party and the Interested Party shall not be counted for attaining the Quorums set out in sections 3 and section 4 above.

5.4.
In the event that the Company's approval is required to approve an action of the Subsidiary, the provisions of this Section 5 above shall apply mutatis mutandis to the Company’s decision regarding the Subsidiary as long as the Company Controls the Subsidiary,  i.e. both the Board and Shareholders' Meeting approvals as stipulated in this Section 5 shall be required.

6.	Funding of the Company’s Activities

6.1.	Funding of Critical Expenses

6.1.1.
The Parties confirm and agree that if at any time the Subsidiary's and the Company's resources are insufficient to fund Critical Expenses (as defined hereinafter) and the Company or the Subsidiary is unable to obtain adequate third party financing, the Shareholders shall provide the funding required to finance the Critical Expenses in the manner described in this Section 6.1 in proportion to their Shareholdings (the "Critical Funding").

“Critical Expenses” shall mean (i) ordinary operating expenses of the Subsidiary and the Property that are not adequately funded by ongoing income from the Property; and/or (ii) capital expenditures for the Property that the management company for the Property ("MC") deems in its professional written opinion to be urgent and necessary to maintain the quality or physical structure of the Property ("MC Recommended Expenditure") up to CHF 2 million per event; and/or (iii) any MC Recommended Expenditure(s) which amounts to sums between CHF 2 million and CHF 5 million (inclusive), per event provided such capital expenditure is also recommended by a reputable third-party building engineering company.

The Company undertakes that within fourteen (14) days of being notified of a  MC Recommended Expenditure under sub section (iii) above, it shall request the professional opinion of a reputable third-party building engineering company.

6.1.2.
The Company shall, forthwith upon the occurrence of any of the events set out in sub section 6.1.1 above, provide written notice to the Shareholders requesting that they provide the Critical Funding (the “Critical Funding Notice").  The Critical Funding Notice shall specify: (i) the total amount of the requested contribution (the "Critical Funding"); (ii) the portion of the Critical Funding requested from each Shareholder which shall be proportional to the Shareholdings); (iii) the proposed use of the requested funds; and (iv) the dates on which the Critical Funding is required which shall not be sooner than thirty (30) days from the date of the Critical Funding Notice.

6.1.3.
The Shareholders undertake to cause the Company to deliver the Critical Funding Notice in order to fund Critical Expenses within seven (7) days of the date that the Company becomes aware of the need for Critical Funding (the "Notice Date").  If a Shareholder prevents the Company from delivering a Critical Funding Notice, the Company will nonetheless be deemed to have issued the Critical Funding Notice as of the Notice Date in the amount of the Critical Expenses and the Shareholders shall be obligated to provide the Critical Funding as set forth below.

6.1.4.	The Shareholders undertake to provide the Critical Funding in the amounts and on the dates set out in the Critical Funding Notice.

6.1.5.
Critical Funding shall be provided as a "Shareholder loan" unless if a Shareholders' Meetings is convened and the Shareholders Meeting determines,  that it will be paid to the Company in a different manner, i.e. as equity, convertible loan, guarantees and/or other means of securities or payments. The Shareholders will be entitled to the simultaneous repayment of the "shareholders loans" pro rata to their Shareholdings as shall be applicable at the time of repayment of such "shareholders loans", unless otherwise provided hereunder.

6.2.	Other Funding

6.2.1.
In the event that first the Board and thereafter the Shareholders Meeting resolve that the Company requires additional funds to finance its or the Subsidiary's activities which are not "Critical Expenses" as referred to in sub-section 6.1 above, and the Company is unable to obtain adequate financing from its own resources or from third party lending institutions ("Other Funding"), then each Party shall be obliged to contribute such Other Funding or to provide  guarantees or similar undertaking to secure such Other Funding pro rata to its Shareholding.

6.2.2.	Other Funding shall be provided to the Company in the same manner as prescribed for Critical Funding in Section 6.1.2, 6.1.4, and Section 6.1.5 shall apply mutatis mutandis.

7.	Dilution

7.1.
Default Notice.  If any Shareholder shall fail to contribute all or any portion of its share of Critical Funding or Other Funding (together, “Additional Funding”) within the applicable period of time (a “Defaulting Shareholder”), then the Board shall send a second notice (a “Default Notice”) to all Shareholders inviting the Shareholders who contributed their portion of the Additional Funding (the “Contributing Shareholder”) to provide the Defaulting Shareholder's share in the Additional Funding.

7.2.
Default Loan.  The Contributing Shareholders shall be entitled, but not required, to provide a shareholders loan to the Company up to the amount of the Defaulting Shareholders' unpaid portion of the Additional Funding (the "Unpaid Contribution"). Any loan funded by a Contributing Shareholder in lieu of a Defaulting Shareholder (a “Default Loan”) shall bear interest at a rate equal to the CHF SWAP rate plus 8%, but in any event not less than ten percent (10%) per annum. Interest shall accrue on any Default Loans from the date the funds are actually received by the Company until the date that the Default Loans are repaid in full.   Outstanding Default Loans shall be repaid by the Company prior to repayment of shareholder loans or distribution of dividends by the Company.

7.3.
Right to Cure.  Within six (6) months of receiving a Default Notice (the "Default Cure Period"), the Defaulting Shareholder shall have the right to pay to the Company the Defaulting Shareholders Unpaid Contribution together with any interest incurred by the Company under Default Loans that were made as a result of the Unpaid Contribution (the "Accrued Interest" and  collectively the "Repayment Amount"). The Company will promptly repay the related Default Loans with the Accrued Interest to the Contributing Shareholder  and will credit the Repayment Amount (less the Accrued Interest) against the Defaulting Shareholder's Unpaid Contribution.

7.4.
Dilution Notice.  If there remains Unpaid Contribution and/or outstanding Default Loan with Accrued Interest at the expiration of the Default Cure Period, then the Contributing Shareholders may provide written notice to the Company (a “Dilution Notice”) instructing the Company to: (a) convert (i) Defaulting Loans together with outstanding Accrued Interest; and/or (ii) at Contributing Shareholder's sole discretion its share in the Additional Funding  (together with accrued and unpaid interest),  or any part thereof,  into capital contributions of the Shareholders providing such funding; and (b) to dilute the shareholdings of the Defaulting Shareholder.

7.5.
Dilution. Pursuant to a the Dilution Notice the dilution of the Defaulting Shareholder's shareholdings in the Company shall be first based upon the Capital Dilution described below in Section 7.5.1 and followed, if so requested by the Contributing Shareholder under the Dilution Notice  by the Market dilution described in Section 7.5.2.

Capital Dilution.  Within thirty (30) days of Dilution Notice, the Company shall issue an amount of Shares to the Contributing Shareholders that will increase the percentage Shareholdings of the Contributing Shareholders to the Adjusted Shareholding Percentage.

"Adjusted Shareholding Percentage" means the percentage of Shares reflected in the equation below.

Excess Funding + Capital Funding
TCF

In the above formula:

“Excess Funding” means the sum of: (i) one hundred and fifty percent (150%) of the amount of the Default Loans (together with Accrued Interest) that was converted to a capital contribution; plus, if applicable pursuant  to 7.4 above, (ii) the amount paid by the Contributing Shareholder for its share of the Additional Funding that was converted to a capital contribution.

"Capital Funding" means the aggregate amount of capital contributions to the Company made by the Contributing Shareholder until the date of the Dilution Notice (whether as equity or outstanding shareholders loans or funds secured by guaranties or securities), as adjusted for dividends.

"TCF" means the total cumulative funding provided by all Shareholders to the Company (whether as equity or shareholders loans or funds secured by guaranties or securities) including the Default Loans and Additional Funding that are being converted to a capital contribution.

By way of example, if (i) Shareholder A (40% of Shares) and Shareholder B (60% of Shares) previously made cumulative contributions of CHF 40 and CHF 60 respectively and (ii) the Company requested Critical Funding in the amount of CHF 20, and (iii) Shareholder B provided CHF 20 of such Critical Funding and Shareholder A did not contribute, then:

Excess Funding of Shareholder B:  (i) 150% X CHF 8 (Default Loan) plus (ii) CHF 12 (the Contributing Shareholders portion) = CHF 24.

Capital Funding of Shareholder B:  CHF 60

TCF:  CHF 120.

Shareholder B Adjusted Shareholding Percentage: (60+24)/120 = 70% of total Shareholdings

Market Dilution.  If the Contributing Shareholder has requested in the Dilution Notice that the dilution percentage be increased to reflect Market Value Dilution the Company shall issue an amount of Shares that will increase the percentage Shareholdings of the Contributing Shareholders to the MV Adjusted Shareholding Percentage.

"MV Adjusted Shareholding" means the percentage of Shares reflected in the equation below:

Excess Funding + Capital Funding MV X 0.9

In the above formula:

“Excess Funding” means the sum of: (i) the amount of the Contributing Shareholder's Default Loans (including accrued interest) that was converted to a capital contribution and if applicable pursuant to section 7.4 above (ii) the amount paid by the Contributing Shareholder for its share of the Additional Funding that was converted to a capital contribution.

"Capital Funding" means the aggregate amount of capital contributions to the Company made by the Contributing Shareholder until the date of the Dilution Notice (whether as equity or outstanding shareholders loans or funds secured by guaranties or securities), as adjusted for dividends.

“MV” means the fair market value of the Company, as of the Default Notice as determined by one of the “big four” accounting firms selected by the Contributing Shareholder.

In any event, the percentage of Share issued by the Company shall not be less than the Capital Dilution Percentage.

7.6.
Dilution of Shareholder Loans. The amount of any outstanding shareholder loans owed by the Company to a Defaulting Shareholder shall be assigned to the Contributing Shareholders in a manner that is proportionate to the dilution of the Defaulting Shareholder's Shareholdings and the increase in the Contributing Shareholders Shareholdings.  The foregoing arrangement regarding assignment of shareholder loans shall be deemed to be included in the terms of every shareholder loan provided by Shareholders to the Company.

Upon assignment of the shareholders loan pursuant to the foregoing, the repayment rights will be adjusted to reflect the proportionate ownership of the Shareholders Loans (i.e. which reflect the new Shareholdings following the dilutions.

7.7.
Notwithstanding any of the provisions contained in this Agreement, the Defaulting Shareholder undertakes to vote in favor of all Shareholders Meeting resolutions and/or any other resolutions necessary to carry out the provisions of this Section 7, and to sign or issue all requisite documents and/or statements necessary for the implementation thereof. In the event the Defaulting Shareholder shall abstain, for whatever reason, from voting in favor of all shareholders resolutions necessary to carry out the above, the Defaulting Shareholder shall be deemed to have voted in favor of any decision pertaining to the above.

7.8.
In the event that dilution of the Defaulting Shareholder cannot be implemented due to restrictions of applicable law, the Parties shall act as if their Shareholdings have been adjusted according to this Section 7 and accordingly:

7.8.1	the shareholder loans shall be assigned and the rights of repayment of shareholder's loans shall be adjusted in accordance with Section 7.6 above; and

7.8.2
any other rights and obligations conferred upon the holder of Shares (including the rights to dividends and the right to participate in distribution of surplus capital) shall allocated among the Shareholders in accordance with the adjusted Shareholdings as calculated pursuant to this Section 7.

7.9.
Costs. Any cost incurred in the process of issuing and allotting additional Shares and assigning shareholder loans pursuant to this Section 7 shall be borne by the Defaulting Shareholder and, if not promptly paid by the Defaulting Shareholder, shall be included in the calculation of Excess Funding above.

7.10.
Losses.  Any losses and/or obligations the Company has accumulated, by the date of allotment of additional shares to the Contributing Shareholder  as the case may be, shall be allocated to the Shareholders pro rata to their Shareholdings prior to the date of allotment of the additional shares.

7.11.
For the purposes of this Section 7, Phoenix Insurance and Phoenix Pension shall be deemed one shareholder and, unless the Company is otherwise notified in writing by Phoenix Insurance, any dilution or increase of The Phoenix's Shareholdings shall be made in accordance with Phoenix Insurance's and Phoenix Pension's proportionate shareholdings.

8.	Share Transfer – General

8.1.	Forbidden Transfers.

8.1.1
No Shareholder shall sell, transfer, donate, assign or otherwise dispose of its respective Shares or other securities of the Company, whether by agreement or operation of law (a “Transfer”) other than pursuant to Sections 8, 9, 10 and 11. Other than with respect to the Initial Shareholders, a Transfer shall include a change in the beneficial interests of or control in the Shareholder.

8.1.2
No Transfer shall become effective unless the transferee has provided the Company and the other Shareholders with a confirmation in writing that it is bound by all terms and conditions of this Agreement.

8.1.3	None of the Shareholders shall be entitled to Transfer their Shares in the Company prior to the expiry of one (1) year as of becoming a Shareholder in the Company.

8.1.4
The Parties agree that only the rights and obligations set forth in this Agreement shall limit the Parties abilities to Transfer Shares. The Parties and the Company hereby waive any right of first refusal, pre-emption right, or other transfer limitations that may be imposed by Applicable Law on the Transfer of the Shares.

8.2.	Identity of Third Party Transferee

8.2.1.
Notification. A Shareholder desiring to sell its all or part of its Shares (a “Selling Shareholder”) shall notify the Company and those Shareholders holding more than twenty five percent (25%) of the outstanding Shares (the “Significant Shareholders”) at least twenty-one (21) days prior to entering into a binding agreement for the sale of such Shares (a “Transfer Notice”).  The Transfer Notice shall specify, among others:

(a)	The number of Shares the Selling Shareholder desires to sell (the “Offered Shares”);

(b)	The consideration per share the Selling Shareholder desires to receive; and

(c)	All other material terms and conditions of the desired transaction.

8.2.2.
Consent to Share Transfers.  Subject to the restrictions set forth below, the consent of Optibase and/or The Phoenix shall be required for any transfer of Shares to a third  party if Optibase and/or The Phoenix holds at least twenty percent (20%) of the outstanding Shares and Optibase and The Phoenix together hold at least fifty percent (50%) of the outstanding Shares.  If either Optibase or The Phoenix holds fewer than twenty percent (20%) of the outstanding Shares but together Optibase and The Phoenix hold at least fifty percent (50%) of the outstanding Shares, then only the consent of that party holding at least twenty percent (20%) of the outstanding Shares shall be required.  Optibase and The Phoenix shall not withhold their consent unless: (a) the transferee lacks good financial standing; (b) the transferee does not comply with all applicable anti-corruption and anti-money laundering laws and regulations; or (c) the transferee is a competitor of the party whose consent is required.

8.3.
Lien on Shares.  In the event that a Shareholder shall create a lien on its Shares, such Shareholder shall be obligated to inform the lien holder of the obligations under this Agreement.  The exercise of the lien shall be deemed a Transfer which is subject to the provisions of Sections, 8, 9, 10, and 11 hereunder.

8.4.	In any Transfer of Shares the Transferor shall assign to the Transferee its rights under shareholder loans in proportion to the transferred Shares.

9.	Permitted Transfers

9.1.	Sections 8.2, 10 and 11 shall not apply to the transfer of Shares to a Permitted Transferee.

9.2.
For the purposes of this Agreement, a “Permitted Transferee” means, an entity or person, as the case may be: (i) in which a Selling Shareholder holds, directly or indirectly, more than fifty percent (50%) of the equity rights and the rights to appoint the directors and/or management thereof, or (ii) which holds, directly or indirectly, more than fifty percent (50%) of the equity rights and the rights to appoint the directors and/or management of the Selling Shareholder, or (iii) in which an entity mentioned in (ii) above holds, directly or indirectly, more than fifty percent (50%) of the equity rights and/or the rights to appoint the directors or management thereof, or (iv) an entity which is controlled, directly or indirectly, by the Selling Shareholder or an entity mentioned in (i), (ii) and (iii) above.  A company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs pursuant to a management contract and/or to control the composition of its board of directors or equivalent body, as well as the original Party in the event of a re- transfer.

9.3.
If a Shareholder transfers shares to a Permitted Transferee (and the transferor does not voluntarily subject itself to the rights set forth in Sections 8, 9, 10 and 11) and the transferee ceases to be a Permitted Transferee within twelve (12) months of the transfer, then the transferee shall be obligated to re-transfer the Shares to the transferring shareholder within thirty (30) days, on the same terms and conditions as when originally transferred. Following this twelve-month period, any change in the ownership or control of a Permitted Transfer shall be subject to the limitations set forth in Sections 8, 9, 10 and 11 of this Agreement.

10.	Right of First Offer

10.1.
The Significant Shareholders shall have an option, exercisable for a period of twenty one (21) days from the date of delivery of the Transfer Notice (the “Option Period”), to purchase not less than all of the Offered Shares for the same consideration per share and on the same terms and conditions set forth in the Transfer Notice. Such option may be exercised by delivering written notice to the Selling Shareholder (the “Acceptance Notice”).

10.2.
In the event that the Significant Shareholders do not exercise the option to purchase all of the Offered Shares during the Option Period, the option to purchase the Offered Shares shall terminate, and the Selling Shareholder shall, subject to Section11  below and Section 8 above be entitled to sell the Offered Shares to a third party within ninety (90) days of the expiration of the Option Period (the “Sale Period”) upon terms and conditions that are not significantly more favorable to the Selling Shareholder than the terms specified in the Transfer Notice.

10.3.
If the Selling Shareholder does not complete the sale of the Offered Shares during the Sale Period, then the Selling Shareholder shall again be obligated to deliver a Transfer Notice and a subsequent sale shall be subject to this Section 10 anew. Notwithstanding the foregoing, if the Selling Shareholder entered in to a binding sale agreement during the Sale Period and the completion of the sale of the Offered Shares is delayed due to a required statutory approval, then the Selling Shareholder shall be entitled to complete the sale according to the terms of the sale agreement even if the completion date occurs after the Sale Period.

11.	Tag Along

11.1.
During the Option Period, a Significant Shareholder may inform the Selling Shareholder in writing that it desires to join in the sale of the Offered Shares (a “Participation Notice” and a “Participating Shareholder”).

11.2.
If the Participating Shareholder delivers a Participation Notice, then the Seller shall not enter into a binding sale agreement unless the purchaser of the Shares (the “Purchaser”) agrees to purchase, on the same terms and conditions, a number of Shares held by the Participating Shareholder that is proportionate to the relative Shareholdings of the Selling Shareholder and the Participating Shareholder.

11.3.
If a Significant Shareholder does not deliver a Participation Notice during the Option Period, then the Significant Shareholder will not have a right to participate in the sale of Shares and the Selling Shareholder shall have the right to sell the Shares during the Sale Period.

11.4.
If the Selling Shareholder does not complete the sale of the Offered Shares during the Sale Period, then the Selling Shareholder shall again deliver a sale notice which will be subject to the Tag Along rights set forth in this Section 11. Notwithstanding the foregoing, if the Selling Shareholder entered in to a binding sale agreement during the Sale Period and the completion of the sale of the Offered Shares is delayed due to a required statutory approval, then the Selling Shareholder shall be entitled to complete the sale according to the terms of the sale agreement even if the completion date occurs after the Sale Period.

12.	Drag Along

12.1.
If, following the fourth (4th) year anniversary of this Agreement, (i) an offer is made by an Unrelated Third Party (as defined below) (an “Acquiring Party”) to purchase one hundred percent (100%) of the Shares and a Shareholder holding at least forty percent (40%) of the outstanding Shares agrees in writing to sell its Shares to such Acquiring Party, the remaining shareholder/s shall be obligated, subject to Section 12.2 below, to sell all their Shares to the Acquiring Party on the same terms and conditions proposed by the Acquiring Party.  For the purposes of this Section 12, the shareholdings of Phoenix Insurance and Phoenix Pension shall be aggregated to determine whether such parties meet the above forty percent (40%) threshold.

12.2.
Notwithstanding the foregoing, an Initial Shareholder and a Significant Shareholder will not be obligated to sell its Shares to the Acquiring Party unless the proceeds from such sale, operation costs and transaction costs reflect an Internal Rate of Return (IRR) of at least twenty percent (20%).

12.3.
An “Unrelated Third Party” shall mean any entity which does not control or which is not controlled by a Significant Shareholder.  For the purpose of this section, “control” shall mean holding at least ten percent (10%) of all issued share capital and voting rights and rights to nominate ten percent (10%) of the directors.

13.	Information and Reporting

13.1.
The Company shall prepare and approve quarterly reviewed financial reports and yearly audited financial reports in the form, content and deadlines as required under SEC rules and the Israeli Securities Legislation, and shall provide these reports to its Shareholders, which may incorporate or refer to them in their own financial reports. The Company shall obtain all necessary consents from the Company's accountants in order to effect the foregoing.  In any case, both the quarterly and yearly financial reports shall also be prepared in accordance with US GAAP and IFRS. Quarterly financial reports and yearly financial reports, as specified in this Section 13.1, shall be prepared by the Company no later than the 30 days after the last day of the quarter and 60 days after the last day of the year for which such reports are referring to, respectively.  Tax reports for the Company shall be submitted by the Company in accordance with applicable law, and not later than March 1st of each calendar year.

13.2.
The Real Estate shall be appraised at the end of each calendar year by an experienced appraiser. The identity of the appraiser will be determined by the Parties by mutual consent. The appraiser will provide the Company with a draft report, regarding its reevaluation of the Real estate, no later than the 15th of December, and a signed copy of such report no later than the 31st of December of each calendar year.

13.3.
The outstanding loan at the date hereof, granted to the Subsidiary by Credit Suisse, or any other loan granted to the Subsidiary as of the date hereof which shall either replace the outstanding loan or be in addition thereto (collectively the “Loans”), shall be appraised at the end of each calendar year, by an experienced assessor, the identity of whom will be determined by the Parties by mutual consent. Such reevaluations of the Loans shall be submitted by the assessor no later than the 15th of December, and a signed copy of such reevaluations report no later than the 31st of December of each calendar year.

13.4.	The Company shall provide the Shareholders, on a monthly basis, reports about the ongoing activity of the Company, in a format to be agreed between the Parties.

13.5.
The Company will provide the Shareholders with a yearly budgetary report, in accordance with the specifications, determinations and requirements of the Shareholders, no later than the first day of December, for each calendar year.

13.6.	Without derogating from the foregoing, upon a written request thereto by any of the Shareholders, the Company shall provide the Parties with the requested information on the Company’s activities.

13.7.
Immediately upon receipt of a notice from the relevant authorities or any third party that a suit, action, claim, charge, cause of action or procedure has been commenced, the Company shall inform that Shareholders thereof.

14.	Dividend Distribution

14.1.	The Parties agree that the Company will not distribute dividends to the Shareholders until the Company has first repaid all outstanding Default Loans including any unpaid Accrued Interest thereon.

14.2.
Subject to the limitations set forth herein, the Company shall distribute to its Shareholders all funds that are available for distribution as dividends (and shall cause the Subsidiary to act in the same manner).  Notwithstanding the foregoing, the Company shall at all times maintain funds in the Subsidiary that are necessary for the operation of the Property for a period of at least six (6) months.

15.	Representations and Warranties

15.1.	As of the date hereof, each Party represents and warrants to the other Party that:

15.2.	It is duly organized, validly existing and in good standing under the applicable laws of the state of its incorporation.

15.3.
The execution and delivery by it of this Agreement has been duly authorized by all requisite corporate action and this Agreement and the obligations and resulting transactions contemplated hereby, constitute valid and legally binding obligations with respect thereto, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, debtor relief or similar laws affecting the rights of creditors generally and by general principles of equity.

15.4.
It is not subject to any restriction, obligation, agreement, law or order which prohibits or would be violated by the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated herein or pursuant to which the consent of any person or authority is required.

15.5.
It is not subject or party to any civil, criminal, administrative, or investigative proceeding which may adversely affect or challenges the legality, validity or enforceability of the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

15.6.
No administrator, examiner, receiver, liquidator, trustee or similar officer has been appointed with respect to it or any of its assets and no action by any third party or governmental authority for its winding-up, liquidation or dissolution is pending or threatened.

15.7.	It has no contract, understanding, agreement or arrangement with any person to transfer or grant a participation or right to any person, with respect to any interests in the Company.

16.	Non-Disclosure

No Party shall, without the express prior written consent of the other Party, directly or indirectly, disclose or divulge to any other person or entity any proprietary, confidential, sensitive or trade secret information of or concerning the Company or its past, present or future business activities, operations, condition or affairs (“Confidential Information”) nor shall any Party, directly or indirectly, make use of any Confidential Information which is for its own benefit or the benefit of a third party. Confidential Information does not include information that: (a) is or becomes publicly available other than as a result of a breach of this Agreement or other obligations of confidentiality imposed on such Party; (b) is already known or rightfully received by the Party free of restriction and without breach of this or any other obligation. Nothing herein shall be construed to prohibit disclosure of Confidential Information to legal or regulatory authorities under compulsion of legal process, provided, however, that the Party promptly notifies the other Party and cooperates with the Company so that all action legally permissible shall be taken by the Party compelled to produce or disclose Confidential Information to limit the nature and extent of the disclosure of Confidential Information, solely to the persons and for the purposes required by said law or regulation. Nothing in this section shall prohibit the Parties from including the results from operations of the Company in the appropriate financial statements of such Party as required by applicable accounting rules.

17.	Termination

17.1.
This Agreement shall terminate on the earlier of the dates on which: (i) all the Shares are held by one and the same shareholder or a third party; (ii) an IPO of the Company is consummated; (iii) the consolidation or merger of the Company with or into a third party, resulting in the Company not being the surviving entity immediately after the consummation of such transaction is consummated; (iv) the Parties mutually agree in writing this Agreement is terminated; or (v) with respect to a Party, upon a liquidator, trustee in bankruptcy, receiver or other similar officer being appointed to or over such Party or otherwise seizing control over all or a substantial part of the assets of such Party, provided that a notice of termination has been given by the other Parties.

17.2.
Upon termination of this Agreement, all further obligations of the Parties under this Agreement shall terminate, provided however that no Party shall be relieved of any obligation that accrued prior to such termination or of any liability arising from any prior breach by such Party of any provision of this Agreement.

18.	Articles of Association

The provisions of this Agreement, regulating the legal relationship between Phoenix Pension, Phoenix Insurance and Optibase as shareholders and  between  themselves and the Company shall be included in the Company’s Articles of Association. In the event of conflicts arising between this Agreement and the Articles of Association of the Company, the provisions of this Agreement shall prevail and regulate the rights and obligations of the Parties between themselves.

The Parties agree to cause the Subsidiary to adopt Articles of Association that reflect the terms of this Agreement which pertain to the Subsidiary, including without limitation, with respect to the provisions  of Section 5 hereunder.

19.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Israel except for matters which pertain strictly to corporate issues which are required by the laws of the Great Duchy of Luxemburg to be governed by and construed in accordance with the laws of the Great Duchy of Luxemburg (respectively, the “Applicable Law”).

20.	Settlement of Disputes; Arbitration.

20.1.
The Parties shall endeavor to settle amicably any dispute, controversy or claim (collectively “Dispute”) arising out of or in connection with this Agreement, its interpretation and implementation. If the Parties cannot settle such Dispute within  fourteen (14) days they shall refer the dispute to the CEO’s of the Parties.  If the CEO’s will not reach an agreement within fourteen (14) days as of the Dispute being referred to them, such Dispute may be referred to arbitration by any of the Parties and the provisions of Section 20.2 shall apply.

20.2.
The Parties hereby agree and acknowledge that any disputes or disagreements and/or differences of opinion whatsoever, about any matter related to or in connection with this Agreement, including, without limitation, regarding the interpretation, performance or violation thereof (and including in connection with the jurisdiction of the Arbitrator pursuant to this clause), not resolved pursuant to the provisions of sub-section 20.1 above shall be considered and determined by arbitration proceedings before an arbitrator to be selected by the Parties.

20.3.
In the event that the Parties are unable to agree on an arbitrator, then each Party shall designate a representative which is an experienced arbitrator in Israel.  The Parties' representatives shall meet and agree upon the identity of a third party who shall serve as the arbitrator for the Parties' dispute.

20.4.
The arbitration shall take place in Tel-Aviv, Israel. The language to be used in arbitration shall be Hebrew provided however that if the Company is a Party to the dispute the language to be used in the arbitration procedures shall be English. An arbitral award made hereunder shall be final and the Parties agree to carry out such award without delay. Any arbitral award made hereunder may be entered into the court of competent jurisdiction for executing thereof.

20.5.
This arbitration clause under this Section 20 shall be treated as an arbitration contract between the Parties for all intents and purposes and the provisions of the Israeli Arbitration Law of 1968 (the “Arbitration Law”) shall be applied to the arbitration proceedings and the Arbitrator, unless the Parties expressly agree to the contrary.

20.6.
Prior to the beginning of the arbitration proceedings, the Arbitrator shall disclose to the Parties any and all information concerning his/her direct and/or indirect relationships with any of the Parties, their stockholders and/or their affiliates, whatever they may be, and after hearing each side’s objections concerning any such relationships, and his/her ability to arbitrate objectively, the Arbitrator shall determine whether or not he/she is capable to continue in his/her capacity as the Arbitrator.

20.7.
In any arbitration or legal dispute arising hereunder, the prevailing party shall be entitled to recovery of its legal costs and fees, and an award of these fees shall be included in the Arbitrator’s findings.

20.8.
The Arbitrator shall record its decision in writing stating the basis and grounds thereof, and shall take its decisions entirely on the basis of the substantive law of the State of Israel and shall be subject to any evidence rules and/or regulations and the procedures rules and regulations. The Arbitrator shall not have the power to perform any provisions of this Agreement or to impose any obligation on any of the Parties, or take any other action, which could not be imposed or taken by a court in the State of Israel. The decision of the Arbitrator shall be final to the fullest extent permitted by law and a judgment by any court of competent jurisdiction may be entered thereon. The Parties shall keep the proceedings and any decision made by the arbitrator in confidence, except to the extent necessary to enforce a decision of the Arbitrator by judicial proceedings.

20.9.
Any of the Parties shall be entitled to request to appeal any arbitration ruling given by the Arbitrator before a duly authorized court, if that Party believes that the Arbitrator has made a basic error in the application of the law that could result in a miscarriage of justice. The appeal process and procedures shall be governed by Section 29B of the Arbitration Law.

20.10.
The Arbitrator or the Parties shall be entitled to nominate an expert to rule on certain issues in connection with the arbitration proceedings, whose decision shall be final and binding upon the Parties, and shall not be subject to any arbitration proceedings.

20.11.	The Arbitrator’s fees shall be paid by the Parties, shared equally between them, unless the Arbitrator rules otherwise.

21.	Jurisdiction.

Subject to Section 20, the competent courts of Tel-Aviv, Israel shall have exclusive jurisdiction concerning any matter arising out of this Agreement or which, under the laws of Israel the competent court has auxiliary authority to that of the arbitrator.

22.	Miscellaneous

22.1.
Entire Agreement. This Agreement and all agreements and instruments to be delivered by the Parties pursuant hereto, represent the entire understanding and agreement between the Parties hereto with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, representations, commitments and understandings between such Parties not contained in this Agreement.

22.2.
Amendments, Waivers and Modifications. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Parties.

22.3.
Negotiations. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

22.4.
Delays or Omissions; Waiver. No delay or omission to exercise any right, power, or remedy accruing to any of the Parties upon any breach or default by the other Party under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring.

22.5.
Severability. Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction, provided that such invalidity does not undermine the purpose and intent of this Agreement.

22.6.	Notices. Any notice, consent, authorization, designation and request and other communication required or permitted to be given under this Agreement shall be:

i.	in writing;

ii.	addressed to the Party to be notified at the following address and numbers, unless otherwise notified by the Party to be notified:

if to Optibase to:
Optibase Ltd.
7 Shenkar Street
Herzliya 46725, Israel

With a copy to:
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Round Building, 39th Floor
Tel-Aviv 67021, Israel
Attention: Lawrence Sternthal, Adv.

if to The Phoenix to:
The Phoenix Israel Insurance Company Ltd.
53 Derech Hasalom
Givatayim 53454, Israel

If delivered personally, shall be deemed to have been delivered upon delivery;

If sent by mail, shall be deemed to have been delivered 72 hours after the delivery thereof to the post office; and

If sent by facsimile or any other electronic mean, shall be deemed to have been delivered upon the receipt of any proof of receipt of such facsimile or electronic means by the recipient.

22.7.
No Third Party Beneficiary.  None of the provisions of this Agreement shall be construed as existing for the benefit of any creditor of the Company or the Shareholders or for the benefit of any other person, and no provision shall be enforceable by a party not a signatory to this Agreement.

 [Remainder of Page Left Intentionally Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties hereto as of and on the date first above written.

OPTIBASE LTD.	THE PHOENIX PENSION AND PROVIDENT FUND LTD. ON BEHALF OF AND IN THE NAME OF THE PHOENIX COMPREHENSIVE PENSION
By: /s/ Tom Wyler Name: Tom Wyler Title: President and CEO	By: /s/ Eyal Lapidot Name: Eyal Lapidot Title: CEO

By: /s/ Alex Hilman Name: Alex Hillman Title: Chairman of the Board of Directors	By: /s/ Gady Greenstein Name: Gady Greenstein Title: CIO

By: /s/ Amir Philips Name: Amir Philips Title: Chief Financial Officer

THE PHOENIX INSURANCE COMPANY LTD.

By: /s/ Eyal Lapidot Name: Eyal Lapidot Title: CEO

By: /s/ Gady Greenstein Name: Gady Greenstein Title: CIO

The Company hereby acknowledges and agrees to the terms of this Shareholders Agreement and undertakes to perform all the obligations of the Company under this Agreement including, without limitation, in order to give effect to the Parties' undertakings hereunder.

OPCTN S.A.

By: /s/ Alex Hilman
     Name:  Alex Hillman
     Title:   Member of the Board of Managers

By: /s/ Yves Mertz
     Name: Yves Mertz
     Title:   Member of the Board of Managers

By: /s/ Detlef Xhonneux
     Name: Detlef Xhonneux
     Title:   Member of the Board of Managers